CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Maximum aggregate offering price	Amount of registration fee(1) (2)
Medium-Term Senior Notes, Series G	$10,585,000	$1,363.35
(1) Calculated in accordance with Rule 457(r) of the Securities Act.
(2) Pursuant to Rule 457(p) under the Securities Act, the $2,487,744.56 remaining of registration fees previously paid with respect to unsold securities registered on Registration Statement File No. 333-172554, filed on March 2, 2011 by Citigroup Funding Inc., a wholly owned subsidiary of Citigroup Inc., is being carried forward, of which $1,363.35 is offset against the registration fee due for this offering and of which $2,486,381.21 remains available for future registration fee offset.  No additional registration fee has been paid with respect to this offering.

Citigroup Inc.	March 25, 2014 Medium-Term Senior Notes, Series G Pricing Supplement No. 2014—CMTNG0093 Filed pursuant to Rule 424(b)(2) Registration No. 333-192302
Fixed to Floating Rate Range Accrual Notes Contingent on 3-month U.S. Dollar LIBOR Due March 28, 2021
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The notes offered by this pricing supplement will pay interest at a fixed rate equal to 3.50% per annum for the first three years after issuance. Thereafter, interest will accrue on the notes at a variable annual rate equal to 3-month U.S. Dollar LIBOR (reset quarterly) plus 1.00%, but only for each elapsed day on which 3-month U.S. Dollar LIBOR is less than or equal to 4.00% per annum. After the first three years, no interest will accrue on the notes on any elapsed day on which 3-month U.S. Dollar LIBOR is greater than 4.00% per annum. Accordingly, after the first three years, investors in the notes will benefit if 3-month U.S. Dollar LIBOR increases moderately from current levels, and investors in the notes will be adversely affected if 3-month U.S. Dollar LIBOR either increases above 4.00% per annum or remains near or below current low levels. It is possible that you will receive low or no interest on the notes after the first three years.

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The notes are unsecured senior debt securities issued by Citigroup Inc. Investors in the notes must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the notes if we default on our obligations.

KEY TERMS
Aggregate stated principal amount:	$10,585,000
Stated principal amount:	$1,000 per note
Underlying rate:	3-month U.S. Dollar LIBOR
Pricing date:	March 25, 2014
Issue date:	March 28, 2014
Maturity date:	March 28, 2021
Payment at maturity:	$1,000 per note plus the coupon payment due at maturity, if any
Coupon payments:
On each coupon payment date occurring on or before March 28, 2017, the notes will pay a fixed coupon of 3.50% per annum, regardless of 3-month U.S. Dollar LIBOR. On each coupon payment date after March 28, 2017, you will receive a coupon payment at an annual rate equal to the variable coupon rate for that coupon payment date. The variable coupon rate for any coupon payment date will be determined as follows:

relevant contingent rate per annum ×	number of accrual days during the related accrual period number of elapsed days during the related accrual period

If the number of accrual days in a given accrual period is less than the number of elapsed days in that accrual period, the variable coupon rate for the related coupon payment date will be less than the full relevant contingent rate, and if there are no accrual days in a given accrual period, the variable coupon rate for the related coupon payment date will be 0%.

Relevant contingent rate:	The relevant contingent rate for any coupon payment date after March 28, 2017 will be 3-month U.S. Dollar LIBOR as of the reset determination date for the related accrual period + 1.00%
Coupon payment dates:	The 28th day of each March, June, September and December, beginning on June 28, 2014
Accrual period:	For each coupon payment date after March 28, 2017, the period from and including the immediately preceding coupon payment date to but excluding the current coupon payment date
Reset determination date:	For any accrual period, the second London business day prior to the first day of that accrual period
Accrual day:	An elapsed day on which the accrual condition is satisfied
Elapsed day:	Calendar day
Accrual condition:
The accrual condition will be satisfied on an elapsed day if 3-month U.S. Dollar LIBOR as determined on that elapsed day is less than or equal to the LIBOR accrual barrier. See “Additional Information” on the next page.

LIBOR accrual barrier:	4.00% per annum
CUSIP / ISIN:	1730T0L72 / US1730T0L729
Listing:	The notes will not be listed on any securities exchange
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer(2)
Per note:	$1,000.00	$15.00	$985.00
Total:	$10,585,000.00	$158,775.00	$10,426,225.00
(1) On the date of this pricing supplement, the estimated value of the notes is $969.00 per note, which is less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.
(2) The underwriting fee is variable but will not exceed $15.00 per note. The total underwriting fee shown above gives effect to the actual amount of this variable underwriting fee. The per note proceeds to issuer above represent the minimum per note proceeds to Citigroup Inc., assuming the maximum per note underwriting fee. For more information on the distribution of the notes, see “Supplemental Plan of Distribution” in this pricing supplement. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.
The notes involve risks not associated with conventional debt securities. See “Summary Risk Factors” beginning on page PS-3.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
You should read this pricing supplement together with the following documents, which can be accessed via the following hyperlinks:
Product Supplement No. IE-06-02 dated November 13, 2013	Prospectus Supplement and Prospectus each dated November 13, 2013
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Inc.
Fixed to Floating Rate Range Accrual Notes Contingent on 3-month U.S. Dollar LIBOR Due March 28, 2021

Additional Information

General. The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, certain events may occur that could affect the amount of any variable quarterly coupon payment you receive. These events and their consequences are described in the accompanying product supplement in the section “Description of the Notes—Terms Related to an Underlying Rate” and not in this pricing supplement. It is important that you read the accompanying product supplement, prospectus supplement and prospectus together with this pricing supplement in connection with your investment in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement.

Additional terms relating to the accrual condition. For purposes of determining whether the accrual condition is satisfied on any elapsed day, if 3-month U.S. Dollar LIBOR is not available for any reason on that day (including weekends and holidays), then 3-month U.S. Dollar LIBOR will be assumed to be the same as on the immediately preceding elapsed day (subject to the discussion in the section “Description of the Notes—Terms Related to an Underlying Rate—Discontinuance of a U.S. Dollar LIBOR Rate” in the accompanying product supplement).  In addition, for all elapsed days from and including the fourth-to-last London business day in an accrual period to and including the last elapsed day of that accrual period, for purposes of the accrual condition, 3-month U.S. Dollar LIBOR will not be observed and will be assumed to be the same as on the elapsed day immediately preceding such unobserved days. Notwithstanding statements in the accompanying product supplement that the satisfaction of the accrual condition will depend on the level of an equity index, the accrual condition for these notes is based solely on 3-month U.S. Dollar LIBOR and not on the level of any equity index.

Calculation agent.  Our affiliate, Citibank, N.A., will be the calculation agent for the notes.

Hypothetical Examples

The tables below present examples of the hypothetical variable coupon rate and hypothetical variable quarterly coupon payments after the first three years of the term of the notes based on the number of accrual days in a particular accrual period and different assumptions about 3-month U.S. Dollar LIBOR on the reset determination date for that accrual period. For illustrative purposes only, the table assumes an accrual period that contains 90 elapsed days. The actual coupon payment for any coupon payment date after March 28, 2017 will depend on the actual number of accrual days and elapsed days during the related accrual period and the actual 3-month U.S. Dollar LIBOR rate on the reset determination date for that accrual period. The variable coupon rate for each accrual period will apply only to that accrual period.

Assuming 3-month U.S. Dollar LIBOR is 0.00% on the applicable reset determination date:

Hypothetical Number of Accrual Days in Accrual Period*	Hypothetical Relevant Contingent Rate per Annum**	Hypothetical Variable Coupon Rate per Annum***	Hypothetical Variable Quarterly Coupon Payment per Note****
0	1.00%	0.00%	$0.00
15	1.00%	0.17%	$0.42
30	1.00%	0.33%	$0.83
45	1.00%	0.50%	$1.25
60	1.00%	0.67%	$1.67
75	1.00%	0.83%	$2.08
90	1.00%	1.00%	$2.50

Assuming 3-month U.S. Dollar LIBOR is 1.50% on the applicable reset determination date:

Hypothetical Number of Accrual Days in Accrual Period*	Hypothetical Relevant Contingent Rate per Annum**	Hypothetical Variable Coupon Rate per Annum***	Hypothetical Variable Quarterly Coupon Payment per Note****
0	2.50%	0.00%	$0.00
15	2.50%	0.42%	$1.04
30	2.50%	0.83%	$2.08
45	2.50%	1.25%	$3.13
60	2.50%	1.67%	$4.17
75	2.50%	2.08%	$5.21
90	2.50%	2.50%	$6.25

March 2014	PS-2

Citigroup Inc.
Fixed to Floating Rate Range Accrual Notes Contingent on 3-month U.S. Dollar LIBOR Due March 28, 2021

Assuming 3-month U.S. Dollar LIBOR is 3.00% on the applicable reset determination date:

Hypothetical Number of Accrual Days in Accrual Period*	Hypothetical Relevant Contingent Rate per Annum**	Hypothetical Variable Coupon Rate per Annum***	Hypothetical Variable Quarterly Coupon Payment per Note****
0	4.00%	0.00%	$0.00
15	4.00%	0.67%	$1.67
30	4.00%	1.33%	$3.33
45	4.00%	2.00%	$5.00
60	4.00%	2.67%	$6.67
75	4.00%	3.33%	$8.33
90	4.00%	4.00%	$10.00

* An accrual day is an elapsed day on which the accrual condition is satisfied (i.e., on which 3-month U.S. Dollar LIBOR is less than or equal to 4.00% per annum)

** The hypothetical relevant contingent rate is equal to the hypothetical 3-month U.S. Dollar LIBOR rate on the applicable reset determination date plus 1.00%

*** The hypothetical variable coupon rate per annum is equal to (i) the hypothetical relevant contingent rate per annum multiplied by (ii) (a) the hypothetical number of accrual days in the related accrual period divided by (b) 90

**** The hypothetical variable quarterly coupon payment per note is equal to (i) $1,000 multiplied by the hypothetical variable coupon rate per annum divided by (ii) 4

Summary Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities, including the risk that we may default on our obligations under the notes, and are also subject to risks associated with 3-month U.S. Dollar LIBOR. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisers as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Notes” beginning on page EA-6 in the accompanying product supplement. You should also carefully read the risk factors included in the documents incorporated by reference in the accompanying prospectus, including our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to our business more generally.

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After the first three years, the amount of interest payable on the notes will vary and may be zero. After the first three years of the term of the notes, interest will accrue on the notes at a variable annual rate equal to 3-month U.S. Dollar LIBOR (reset quarterly) plus 1.00%, but only for each elapsed day on which 3-month U.S. Dollar LIBOR is less than or equal to 4.00% per annum. After the first three years, no interest will accrue on the notes on any elapsed day on which 3-month U.S. Dollar LIBOR is greater than 4.00% per annum. It is possible that 3-month U.S. Dollar LIBOR may be greater than 4.00% per annum throughout the final four years of the term of the notes, so that you will receive no interest at all during that period. It is also possible that 3-month U.S. LIBOR may remain near or below its current low levels so that, although interest will accrue on the notes, the resulting interest payments to you are lower than you may expect. The notes are not a suitable investment for investors who require the certainty of regular fixed income payments after the first three years.

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The notes may perform more poorly than conventional floating rate debt securities.  The notes are not conventional floating rate debt securities. The interest rate payable on a conventional floating rate debt security linked to 3-month U.S. Dollar LIBOR would increase with any increase in 3-month U.S. Dollar LIBOR and, if subject to a cap, would be equal to the cap if 3-month U.S. Dollar LIBOR exceeds the cap. By contrast, if 3-month U.S. Dollar LIBOR exceeds 4.00% per annum after the first three years of the term of the notes, the notes will not accrue any interest at all. You should carefully consider whether the fixed interest rate during the first three years and the spread of 1.00% over 3-month U.S. Dollar LIBOR after the first three years are sufficient compensation to you for assuming the risk of receiving no interest at all if 3-month U.S. Dollar LIBOR exceeds 4.00% per annum.

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Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in real value terms if you receive low or no variable coupon payments after the first three years.  This is because inflation may cause the real value of the stated principal amount to be less at maturity than it is at the time you invest, and because an investment in the notes represents a forgone opportunity to invest in an alternative asset that does generate a positive real return after the first three years of the term of the notes. The total interest payable on the notes may be lower than the yield on a conventional fixed-rate debt security of ours of comparable maturity. You should carefully consider

March 2014	PS-3

Citigroup Inc.
Fixed to Floating Rate Range Accrual Notes Contingent on 3-month U.S. Dollar LIBOR Due March 28, 2021 whether an investment that may not provide for any interest after the first three years, or may provide a return that is lower than the return on alternative investments, is appropriate for you.

▪	The notes are subject to the credit risk of Citigroup Inc. If we default on our obligations under the notes, you may not receive anything owed to you under the notes.

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The notes will not be listed on a securities exchange and you may not be able to sell them prior to maturity.  The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

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Sale of the notes prior to maturity may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The value of the notes may fluctuate during the term of the notes, and if you are able to sell your notes prior to maturity, you may receive less than the full stated principal amount of your notes.

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The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, is less than the issue price.  The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) the selling concessions paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

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The estimated value of the notes was determined for us by our affiliate using proprietary pricing models.  CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of 3-month U.S. Dollar LIBOR and interest rates generally. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

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The estimated value of the notes would be lower if it were calculated based on our secondary market rate.  The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than the market rate implied by traded instruments referencing our debt obligations in the secondary market for those debt obligations, which we refer to as our secondary market rate. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not the same as the coupon that is payable on the notes.

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The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market.  Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

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The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the level and volatility of 3-month U.S. Dollar LIBOR and a number of other factors, including interest rates generally, the time remaining to maturity of the notes and our creditworthiness, as reflected in our secondary market rate. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

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Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The

March 2014	PS-4

Citigroup Inc.
Fixed to Floating Rate Range Accrual Notes Contingent on 3-month U.S. Dollar LIBOR Due March 28, 2021 amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

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Our offering of the notes is not a recommendation of an investment linked to 3-month U.S. Dollar LIBOR. The fact that we are offering the notes does not mean that we believe that investing in an instrument linked to 3-month U.S. Dollar LIBOR is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in instruments related to 3-month U.S. Dollar LIBOR, and may publish research or express opinions, that in each case are inconsistent with an investment linked to 3-month U.S. Dollar LIBOR.

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3-month U.S. Dollar LIBOR and the manner in which it is calculated may change in the future. The method by which 3-month U.S. Dollar LIBOR is calculated may change in the future, as a result of governmental actions, actions by the publisher of 3-month U.S. Dollar LIBOR or otherwise. We cannot predict whether the method by which 3-month U.S. Dollar LIBOR is calculated will change or what the impact of any such change might be. Any such change could affect the level of 3-month U.S. Dollar LIBOR in a way that has a significant adverse effect on the notes.

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The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes. If certain events occur, such as the unavailability or discontinuance of 3-month U.S. Dollar LIBOR, Citibank, N.A., as calculation agent, will be required to make discretionary judgments that could significantly affect any coupon payment you receive. In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the notes.

Information about 3-month U.S. Dollar LIBOR

3-month U.S. Dollar LIBOR is a daily reference rate based on the interest rates at which banks borrow funds from each other in U.S. dollars for a term of three months, in marketable size, in the London interbank market.

For information about how 3-month U.S. Dollar LIBOR will be determined on each date of determination, see “Description of the Notes—Terms Related to an Underlying Rate—Determining a U.S. Dollar LIBOR Rate” in the accompanying product supplement.

Historical Information

3-month U.S. Dollar LIBOR was 0.2344% on March 25, 2014. The graph below shows the level of 3-month U.S. Dollar LIBOR for each day it was available from January 2, 2004 to March 25, 2014. We obtained the values below from Bloomberg L.P., without independent verification. You should not take the historical performance of 3-month U.S. Dollar LIBOR as an indication of future performance.

Historical 3-Month U.S. Dollar LIBOR January 2, 2004 to March 25, 2014

March 2014	PS-5

Citigroup Inc.
Fixed to Floating Rate Range Accrual Notes Contingent on 3-month U.S. Dollar LIBOR Due March 28, 2021

United States Federal Tax Considerations

In the opinion of our tax counsel, Davis Polk & Wardwell LLP, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments,” and the remaining discussion assumes this treatment is respected.

If you are a U.S. Holder, you will be required to recognize interest income at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. We are required to construct a “projected payment schedule” in respect of the notes representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. The amount of interest you include in income in each taxable year based on the comparable yield will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payments on the notes as determined under the projected payment schedule.

We have determined that the comparable yield for a note is a rate of 3.315%, compounded quarterly, and that the projected payment schedule with respect to a note consists of the following payments:

June 28, 2014	$8.750	March 28, 2016	$8.750	December 28, 2017	$7.827	September 28, 2019	$7.957
September 28, 2014	$8.750	June 28, 2016	$8.750	March 28, 2018	$7.817	December 28, 2019	$8.011
December 28, 2014	$8.750	September 28, 2016	$8.750	June 28, 2018	$7.820	March 28, 2020	$8.004
March 28, 2015	$8.750	December 28, 2016	$8.750	September 28, 2018	$7.900	June 28, 2020	$7.984
June 28, 2015	$8.750	March 28, 2017	$8.750	December 28, 2018	$7.979	September 28, 2020	$8.025
September 28, 2015	$8.750	June 28, 2017	$7.415	March 28, 2019	$7.951	December 28, 2020	$8.077
December 28, 2015	$8.750	September 28, 2017	$7.680	June 28, 2019	$7.911	March 28, 2021	$1,008.099

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts that we will pay on the notes.

Upon the sale, exchange or retirement of the notes, you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes increased by interest income previously included on the notes (without regard to the adjustments described above) and decreased by prior payments according to the projected payment schedule. Any gain generally will be treated as ordinary income, and any loss will be treated as ordinary income to the extent of prior net interest inclusions on the note and as capital loss thereafter.

If you are a Non-U.S. Holder of notes, you generally will not be subject to U.S. federal withholding or income tax in respect of amounts paid to you on the notes provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

March 2014	PS-6

Citigroup Inc.
Fixed to Floating Rate Range Accrual Notes Contingent on 3-month U.S. Dollar LIBOR Due March 28, 2021

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $15.00 for each $1,000.00 note sold in this offering. From this underwriting fee, CGMI will pay selected dealers and their financial advisers collectively a variable selling concession of up to $15.00 for each $1,000.00 note they sell.

CGMI is an affiliate of ours. Accordingly, this offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion will not be permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

A portion of the net proceeds from the sale of the notes will be used to hedge our obligations under the notes. We have hedged our obligations under the notes through CGMI or other of our affiliates. CGMI or such other of our affiliates may profit from this hedging activity even if the value of the notes declines. For additional information on the ways in which our counterparties may hedge our obligations under the notes, see “Use of Proceeds and Hedging” in the accompanying prospectus.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

For a period of approximately four months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the four-month temporary adjustment period.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Inc., when the notes offered by this pricing supplement have been executed and issued by Citigroup Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes will be valid and binding obligations of Citigroup Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes.

In giving this opinion, Davis Polk & Wardwell LLP has assumed the legal conclusions expressed in the opinion set forth below of Michael J. Tarpley, Associate General Counsel–Capital Markets of Citigroup Inc. In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated November 13, 2013, which has been filed as an exhibit to a Current Report on Form 8-K filed by Citigroup Inc. on November 13, 2013, that the indenture has been duly authorized, executed and delivered by, and is a valid, binding and enforceable agreement of the trustee and that none of the terms of the notes nor the issuance and delivery of the notes, nor the compliance by Citigroup Inc. with the terms of the notes, will result in a violation of any provision of any instrument or agreement then binding upon Citigroup Inc. or any restriction imposed by any court or governmental body having jurisdiction over Citigroup Inc.

In the opinion of Michael J. Tarpley, Associate General Counsel–Capital Markets of Citigroup Inc., (i) the terms of the notes offered by this pricing supplement have been duly established under the indenture and the Board of Directors (or a duly authorized committee thereof) of Citigroup Inc. has duly authorized the issuance and sale of such notes and such authorization has not been modified or rescinded; (ii) Citigroup Inc. is validly existing and in good standing under the laws of the State of Delaware; (iii) the indenture has been duly authorized, executed, and delivered by Citigroup Inc.; and (iv) the execution and delivery of such indenture and of the notes offered by this pricing supplement by Citigroup Inc., and the performance by Citigroup Inc. of its obligations thereunder, are within its

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Citigroup Inc.
Fixed to Floating Rate Range Accrual Notes Contingent on 3-month U.S. Dollar LIBOR Due March 28, 2021 corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the General Corporation Law of the State of Delaware.

Michael J. Tarpley, or other internal attorneys with whom he has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to his satisfaction, of such corporate records of Citigroup Inc., certificates or documents as he has deemed appropriate as a basis for the opinions expressed above. In such examination, he or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Inc.), the authenticity of all documents submitted to him or such persons as originals, the conformity to original documents of all documents submitted to him or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

Contact

Clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

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